Exhibit 12.1

                                 USX CORPORATION
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS
                      TOTAL ENTERPRISE BASIS - (Unaudited)
                              CONTINUING OPERATIONS
           ----------------------------------------------------------
                              (Dollars in Millions)

                                Six Months
                                  Ended           Year Ended December 31
                                  June 30     --------------------------------
                                2000   1999   1999   1998    1997   1996   1995
                                ----   ----   ----   ----    ----   ----   ----
Portion of rentals
  representing interest          $48    $49    $95   $105     $82    $78    $76
Capitalized interest               4     20     26     46      31     11     13
Other interest and fixed
  charges                        195    174    365    318     352    428    486
Pretax earnings which would
  be required to cover
  preferred stock dividend
  requirements of parent           6      7     14     15      20     37     46
                                ----   ----   ----   ----    ----   ----   ----
Combined fixed charges
  and preferred stock
  dividends (A)                 $253   $250   $500   $484    $485   $554   $621
                                ====   ====   ====   ====    ====   ====   ====
Earnings-pretax income
  with applicable
  adjustments (B)              $1666   $999  $2098  $1671   $1761  $1887   $909
                                ====   ====   ====   ====    ====   ====   ====

Ratio of (B) to (A)             6.58   4.00   4.20   3.45    3.63   3.41   1.46
                                ====   ====   ====   ====    ====   ====   ====